CHEN-DRAKE LAW GROUP, P.C.

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

www.chendrakelaw.com

October 24, 2013

VIA FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Stephen Krikorian, Accounting Branch Chief Morgan Youngwood, Staff Accountant Edwin Kim, Staff Attorney

Re:	Prime Global Capital Group Incorporated
Form 10-K for the Fiscal Year ended October 31, 2012 (the “Form 10-K) and
Form 10-Q for the Fiscal Quarter Ended April 30, 2013 (the “Form 10-Q)
File No. 000-54288

Gentlemen:

On behalf of Prime Global Capital Group Incorporated (the “Company” or “PGCG”), we are hereby responding to the verbal comments received on October 11, 2013, from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s response to the Staff comment letter submitted September 25, 2013. For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff’s original comment letter to the Company dated August 28, 2013, and the Company’s responses thereto.

Form 10-K for the Fiscal Year Ended October 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 43

3.

We have considered your response to comment three in our letter dated August 28, 2013. Please clarify your responses and proposed disclosures to explain the following:

(1) In the second paragraph of your response, you state that the retained earnings of Shenzhen were approximately US$761,000. In the second to last paragraph of your response, you state that the retained earnings of Shenzhen were approximately US$635,805. Please clarify the difference between the two amounts.

(2) Please clarify why Shenzhen has retained earnings when the proposed disclosures indicate that Shenzhen has not made any profits to date.

(3) Please describe the other assets and liabilities of Shenzhen.

Response:

(1)	We will revise the amount of retained earnings to approximately US$761,000 as of October 31, 2012.
(2)	Shenzhen has retained earnings from the operation of castor oil trading in China during the year ended October 31, 2012, however, Shenzhen has not made any profits during the period ended July 31, 2013.
(3)	The other assets mainly include the advance to a supplier and the other liabilities mainly include some accrued operating expenses and income tax payable, as of July 31, 2013.

Stephen Krikorian
Morgan Youngwood

Edwin Kim

Securities and Exchange Commission

October 24, 2013

6.	Please revise your disclosures to comment six in our letter dated August 28, 2013, to clarify the amount of cash and net assets that are not free of restriction.

Response: The Company proposes to include the following disclosures:

As of October 31, 2012, the amount of cash held by our PRC subsidiary was $991,312, of which $831,000 is free of restriction and $160,312 is restricted. As of October 31, 2012, the amount of net assets held by our PRC subsidiary was $924,028, of which approximately $831,000 is free of restriction and $93,028 is restricted.

We directly operate our businesses in China through a wholly-owned subsidiary, Shenzhen Max Trend Green Energy Co., Ltd, which is a 100% owned subsidiary of PGCG.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 62

7.	With respect to comment seven in our letter dated August 28, 2013, we suggest that you also include a reference to ASC 985-20 in the opening sentence of the first paragraph under the section entitled “Revenue recognition”. Please clarify the use of the residual method for recognizing revenue associated with plantation sales. Please explain in greater detail how you considered the guidance in ASC 605-25-30-2 in your responses.

Response: The Company intends to revise the opening sentence of the first paragraph under the section entitled “Revenue recognition” as follows:

•          Revenue recognition

The Company recognizes its revenue in accordance with ASC 985-20 with respect to revenue generated in connection with software sales and ASC Topic 605, “Revenue Recognition”, upon the delivery of its plantation products when: (1) title and risk of loss are transferred; (2) persuasive evidence of an arrangement exists; (3) there are no continuing obligations to the customer; and (4) the collection of related accounts receivable is probable. The Company’s sale arrangements do not contain general rights of return.

The Company intends to revise its disclosure under the section entitled “Plantation sales” as follows:

(c)          Plantation sales

The Company offers two types of plantation products comprising of palm oil products and castor products.

Revenue from the sale of palm oil product is recognized upon confirmation of the weight of fresh fruit bunches and shipment to the customer, when there is persuasive evidence of an arrangement, delivery has occurred and risk of loss has passed, the sales price is fixed or determinable at the date of sale, and collectibility is reasonably assured.

Revenue from castor products includes sale of seeding and rendering of technical know-how under a bundled sales arrangement. The Company adopts Accounting Standards Codification (“ASC”) 605-25, “Multiple-Element Arrangements” and recognizes revenue as services are performed when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service offering has been delivered to the client; (3) the collection of fees is probable; and (4) the amount of fees to be paid by the client is fixed or determinable.

A bundled sale arrangement involves multiple deliverables provided by the Company, where bundled service deliverables are accounted for in accordance with ASC 605-25.

Stephen Krikorian
Morgan Youngwood

Edwin Kim

Securities and Exchange Commission

October 24, 2013

The Company’s multi-element arrangements generally include two deliverables. The first deliverable is castor oilseeds delivered at the time of sale. The second deliverable is rendering of technical know-how service to plant the castor oilseeds when the principal terms of the service agreement are fulfilled and the certificate of satisfaction is confirmed by the customers.

The Company uses a hierarchy to determine the allocation of revenues to the deliverables. The hierarchy is as follows: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of selling price (“TPE”), and (iii) best estimate of the selling price (“BESP”).

(i)	VSOE generally exists only when a company sells the deliverable separately and is the price actually charged by the Company for that deliverable. Generally the Company does not sell the deliverables separately and, as such, does not have VSOE.

(ii)	TPE can be substantiated by determining the price that other parties sell similar or substantially similar offerings. The Company does not believe that there is accessible TPE evidence for similar deliverables.

(iii)	BESP reflects the Company’s best estimates of what the selling prices of elements would be if they were sold regularly on a stand-alone basis. The Company believes that BESP is the most appropriate methodology for determining the allocation of revenue among the multiple elements.

The Company has allocated revenues between these two deliverables using the relative selling price method which is based on the estimated selling price for all deliverables. Revenues allocated to the delivered castor oilseeds and are recognized at the time of sale provided the other conditions for recognition of revenues have been met. Revenues allocated to the rendering of technical know-how service are deferred and recognized on a straight-line basis over the estimated life of the service, which currently is 6-12 months.

Note 4. Deposits on Commercial Buildings, page 67

10.	Please clarify your responses and proposed disclosure to item 10 to identify the properties referenced in your expected useful life table. Please explain in greater detail why the expected useful life is reasonable and the guidance you relied upon in making that determination.

Response: Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational:

	Address	Expected useful life
Freehold plantation land	Palm oil plantation in Malaysia	Indefinite, as per land titles
Leasehold land under development	Leasehold land in Puncak Alam, Selangor, Malaysia	Remaining lease life of 88 years, as per land titles
Freehold land under development	Freehold land in Sungai Long, Selangor, Malaysia	Indefinite, as per land titles
Freehold land and land improvement for rental purpose commercial building	Land underlying commercial building in Malaysia, including: 15 story building “Menara CMY”	Indefinite, as per property titles
Building structure and improvements	Building structure of commercial buildings in Malaysia, including: 12 story building “Megan Avenue” and 15 story building “Menara CMY”	50 years
Motor vehicles		5 years
Furniture, fixture and equipment		10 years

Stephen Krikorian
Morgan Youngwood

Edwin Kim

Securities and Exchange Commission

October 24, 2013

Long-lived assets primarily include freehold plantation land, leasehold land held for development, freehold land and land improvement for rental purpose and building structure and improvements. In accordance with the provision of ASC Topic 360, “Impairment or Disposal of Long-Lived Assets”, the Company generally conducts its annual impairment evaluation to its long-lived assets, usually in the fourth quarter of each year, or more frequently if indicators of impairment exist, such as a significant sustained change in the business climate. The recoverability of long-lived assets is measured at the reporting unit level. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset.

We have separately identified the portion of freehold land and building structure, in which freehold land is not subject to amortization and buildings are to be amortized over 50 years on a straight-line method, based on applicable local laws and practice.

***

Stephen Krikorian
Morgan Youngwood

Edwin Kim

Securities and Exchange Commission

October 24, 2013

In providing the foregoing answers, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Jenny Chen-Drake Jenny Chen-Drake of CHEN-DRAKE LAW GROUP, PC

  cc:    Prime Global Capital Group Incorporated